Mail Stop 4561

							July 5, 2006

Kerry W. Boekelheide
Chief Executive Officer and Manager
Summit Hotel Properties, LLC
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

Re:	Summit Hotel Properties, LLC
	Form 10-SB Amendment No. 1 filed June 21, 2006
	File No. 0-51955

Dear Mr. Boekelheide:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors
1. In your response to previous comment 14, please clarify that the disclosure relating to the terms and conditions of your loans is limited to information on your material loans rather than all your loans.

Certain Beneficial Owners, page 32
2. We note your response to previous comment 25. Please revise the table and footnote 3 to disclose that Mr. Kirby may be deemed the beneficial holder of shares held by Bellevue Partners by way of his sole voting and investment control over the entity as mentioned in footnote 2. We note the Schedule 13D recently filed relating to Mr.
Kirby`s beneficial ownership over those shares.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Direct any questions regarding the accounting comments to Jaime
Webster at (202) 551-3446, or Dan Gordon, at (202) 551-3486.
Direct
any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3852.

Sincerely,



Michael McTiernan
							Special Counsel

cc (via facsimile):	Chris Eng, General Counsel
			Summit Hotel Properties
			Jennifer Larsen, Esq.
			Hagen, Wilka & Archer



Kerry W. Boekelheide
Summit Hotel Properties, LLC
July 5, 2006
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